■ Sit Investment Associates, Inc. ■

Investment Outlook & Strategy

November 8, 2007

EXECUTIVE SUMMARY

Domestic equities turned in solid performance in October, led by the technology-weighted NASDAQ OTC Composite. Fixed income markets also achieved solid results, as reflected by the +0.9 percent return of the Lehman Aggregate Index. The first estimate of U.S. third quarter annualized real GDP growth was +3.9 percent, considerably higher than expected. Consumer spending rebounded at a solid +3.0 percent pace, but other components contributed as well, especially exports. Our GDP projections for the balance of 2007 result in growth for the year of +2.2 percent, followed by stronger growth of +2.7 percent for 2008. We expect inflation, as measured by the CPI, to remain controlled in the range of +2.5 percent to +3.0 percent. On October 31st, the Federal Reserve cut its target rate for federal funds by -0.25 percent to 4.50 percent. Fixed income portfolios remain focused on income and are positioned for a steepening yield curve. Overall valuation of the broad U.S. equity market is reasonable, and projections for decelerating total corporate profit growth should continue to create a favorable environment for companies able to deliver above-average earnings growth. Sit Investment Associates' equity portfolios' strategies remain overweighted in the traditional growth sectors of electronic technology, health technology and technology services. Additionally, we are maintaining an overweight in the energy sector and an underweight in financials, and we have broadly diversified the individual holdings in this sector. In this month's equity strategy section, we update the outlook for the financials and the subprime segment of the mortgage market.

CURRENT CONDITIONS: 3Q07 U.S. gdp stronger than expected

Domestic equities turned in solid performance in October, led by the NASDAQ OTC Composite which finished the month up +5.8 percent. However, market turmoil in the first few days of November has more than reversed all of October's gains in the case of the S&P 500 Index which, through November 7th, declined -4.8 percent from the end of October. The NASDAQ OTC Composite, which is significantly weighted toward the technology sector, declined a smaller -4 percent since the end of October. Fixed income securities generally experienced solid performance in the month, as represented by the Lehman Aggregate Index, which increased +0.9 percent. Major benchmark returns are summarized below and additional detail is provided in Exhibit A.

Total Returns to 10/31/07

	1 Mo.	3 Mos.	10 Mos.	12 Mos.
Large Cap				
S&P 500 Index	1.6%	7.0%	10.9%	14.6%
Dow Jones Ind'l Avg.	0.4	6.0	13.7	17.9
Russell 1000 Index	1.7	7.1	11.2	15.0
Small/Medium Cap				
NASDAQ OTC Comp.*	5.8	12.3	18.4	20.8
S&P MidCap Index	2.6	6.3	13.9	17.0
Russell 2000 Index	2.9	7.0	6.1	9.3
Fixed Income				
Lehman Agg. Index	0.9	2.9	4.8	5.4
Lehman Muni Bond Ind.	0.5	1.5	2.4	2.9

*price only

In a reversal of recent months' experience, small capitalization stocks rebounded strongly in October, but still have lagged noticeably on a year-to-date basis. Growth stocks again handily outperformed their value counterparts across all capitalizations in October, continuing a trend that began in the fall of 2006. Comparisons of growth and value stock performance are shown in the table below.

Growth and Value Stock Total Returns to 10/31/07

	1 Mo.	3 Mos.	YTD	12 Mos.
Large Cap				
Russell 1000 Growth	3.4%	9.5%	16.5%	19.2%
Russell 1000 Value	0.0	4.6	6.0	10.8
Mid Cap				
Russell Midcap Growth	2.6	7.2	16.2	19.7
Russell Midcap Value	0.4	2.5	5.2	9.7
Small Cap				
Russell 2000 Growth	4.5	10.2	14.3	16.7
Russell 2000 Value	1.1	3.6	-1.6	2.1

October market breadth, as measured by industry sector performance within the broad Russell 3000 Index, was little changed from September as 9 out of 18 groups outperformed with a total index weight of 45 percent. There were a few notable changes in the performance of specific industry sectors. Industrial services moved from 3rd in September (and 1st year-to-date) to 15th in October (but remained 1st year to date). The technology services sector moved from 7th last month (and 11th year to date) to 1st in October (and 6th year to date). Reflecting the positive performance of technology stocks in general,

electronic technology moved from 11th in September to 5th in October and remained 5th in year-to-date ranking. Full details of industry sector performance are shown in Exhibit B.

The financial characteristics of companies that outperformed in October, and throughout 2007, continue to be those typical of traditional growth companies. Namely, those attributes are: strong earnings growth, higher betas, higher price-to-earnings ratios and lower dividend yields. As shown in Exhibit C, this is a marked reversal from last year when growth stocks underperformed.

Global equity markets extended their strong gains during October. Brazil, Hong Kong, South Korea, and Thailand lead the world year to date and also turned in very strong double digit performance in the latest month. As of the end of October, despite solid year-to-date performance of +10 percent, the U.S. ranked 26th out of 33 markets, maintaining the same rank as last month. While global equity markets are having a good year in local currency terms, their returns, measured in U.S. dollars, are particularly good compared to the United States because of the dollar's weakness (Exhibit D).

With respect to the U.S. economy, the first estimate of U.S. third quarter annualized real GDP growth was +3.9 percent, well above the consensus forecast of +3.1 percent. The table in the adjacent column shows the sources of the strong result, which was dominated by a rebound in the important consumer sector, which accounts for over 70 percent of total GDP. Four other sectors also contributed positively to the overall gain in GDP growth, but in some cases their relative proportion diminished, but not greatly. Residential investment continues to be a significant drag on the economy, but not meaningfully more than in the past four quarters. As shown in the following table, the housing sector subtracted roughly the same amount in 4Q06 as it did in the latest quarter.

Contributions to Percent Change In U.S. Real GDP

	4Q06 Rev.	1Q07 Rev.	2Q07 Final	3Q07 1st Est.
Personal Cons. Exps.	2.68%	2.56%	1.00%	2.11%
Nonresid. Fixed Invs.	-0.15	0.22	1.12	0.82
Residential Invs.	-1.04	-0.93	-0.62	-1.05
Inventory Change	-1.31	-0.65	0.22	0.36
Net Exports	1.25	-0.51	1.32	0.93
Government	0.66	-0.09	0.79	0.73
Total GDP Growth	2.09%	0.60%	3.82%	3.90%

An important thing which the strong third quarter real GDP growth rate did was to continue the steady improvement in the economy's year-over-year growth rate, as illustrated in Exhibit E. In the exhibit, one can see that the real GDP growth rate bottomed at +1.5 percent in 1Q07 and improved in each of the next two periods to +2.6 percent in the third quarter. Another calculation we have added this month is results for the economy excluding the two pieces experiencing the most negative pressure, i.e., housing and autos. The first line of the "memo" items in Exhibit E shows an economy growing +3.7 percent year over year outside the beleaguered housing and automotive sectors. Fortunately, this represents fully 90 percent of total activity.

It remains a reality, however, that U.S. consumers will continue to be plagued by the same headwinds of the past few years. Energy prices continue to climb and the correction in residential real estate persists. Beginning with energy, the elevated prices being experienced as we enter the winter heating season are likely to act like a tax on consumers. However, there are some mitigating circumstances with respect to the high cost of energy. While the price of a barrel of oil has now reached record highs, in real terms surpassing the levels of the late 1970s oil crisis, the U.S. economy is now less dependent on oil. Since the 1979 oil shock, U.S. consumption of oil has increased by about +12 percent, but during that same period U.S. real GDP has increased by +123 percent. This means that U.S. oil intensity (oil consumption divided by real GDP) has been reduced by almost half (Exhibit F).

Turning to the housing sector, by most measures the residential housing market continues to deteriorate. Housing prices continue to weaken in most regions and have been doing so for over a year. In September, both housing starts and existing home sales continued their declining trends and recorded levels well below their already modest forecasts (Exhibit G). The supply of existing homes for sale hit a new high with 10.5 months of inventory. Some worry that the weakness in housing will negatively impact spending on household durables such as appliances and furniture. Statistically, the answer is "maybe," but it hasn't shown up so far. It is true that there was a strong correlation between real housing outlays and consumption expenditures in the 1970s, 1980s and 1990s, which had an average r-squared of over 0.74. However, in the 1960s, the correlation was much lower (0.25) and it has been even lower so far in this decade, perhaps because of mortgage equity withdrawals, which helped support spending for several years, but have plummeted in recent quarters. Given the lengthy work out cycle still ahead in the mortgage sector, it appears reasonable to remain cautious on consumer spending in our forecasts.

As a result of the difficulties confronting consumers, we expect the monthly increases in real personal consumption expenditures to edge downward towards +0.2 percent. As shown in the following table, if real monthly PCE growth is +0.2 in each month of the fourth quarter, this will yield a quarterly annualized growth rate of +2.6 percent, slightly lower than in the third quarter. This is on the weak side, but still supports the case for economic moderation, not recession. A stronger growth rate of +0.3 percent boosts fourth quarter real PCE growth to +3.4 percent.

U.S. Real Personal Consumption Expenditure Projections

	Case 1 Index (+0.2%)	Annual. Qtrly Change	Case 2 Index (+0.3%)	Annual. Qtrly Change
Dec. 2007 Proj.	8375.65	2.6%	8400.76	3.4%
Nov. 2007 Proj.	8358.94		8375.63	
Oct. 2007 Proj.	8342.25		8350.58	
Sept. 2007 Act.	8325.60	3.0%	8325.60	3.0%
Aug. 2007 Act.	8318.50		8318.50	
July 2007 Act.	8271.60		8271.60	
June 2007 Act.	8250.20	1.4%	8250.20	1.4%
May 2007 Act.	8244.30		8244.30	
Apr. 2007 Act.	8238.50		8238.50	
Mar. 2007 Act.	8211.70	3.7%	8211.70	3.7%

Given the challenging outlook for the U.S. consumer, a significant question becomes: which other areas of the economy will contribute enough to allow GDP growth to moderate without a recession? As discussed last month, we believe that nonresidential fixed investment and net exports are likely to at least partially offset slower consumer spending.

With respect to business spending, the peak in corporate profits suggests that we have also seen the peak in capital spending growth. However, U.S. corporations continue to be in very strong financial condition and specific areas of capital spending appear to be maintaining strength. As shown in Exhibit H, the trend in spending on information technology continues to show promise, particularly in computers and peripherals.

The weak U.S. dollar continues to benefit the net exports sector, which was the second largest contributor to third quarter GDP growth. Given our outlook for continued weakness in the dollar exchange rate, U.S. exports will continue to benefit from attractive pricing in foreign markets. This will likely result in continued improving contributions to GDP from the net export sector as Exhibit I illustrates.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), increased by +0.3 percent in September, slightly lower than the +0.4 percent consensus forecast. Core CPI, which excludes the more volatile food and energy components, increased +0.2 percent in September, as forecasted. These monthly figures yield year-over-year changes of +2.8 percent for headline CPI and +2.1 percent for core CPI, as shown in the following table.

U.S. CPI Trends – Percent Change

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
June 2006	6.2%	6.2%	4.3%	2.6%
September 2006	0.0	3.1	2.1	2.9
December 2006	-2.2	-1.1	2.5	2.6
January 2007	1.2	-1.1	2.1	**2.7**
February 2007	4.0	-0.4	2.4	**2.7**
March 2007	7.0	2.4	**2.8**	**2.5**
April 2007	8.4	4.8	**2.6**	**2.3**
May 2007	8.7	6.4	**2.7**	**2.2**
June 2007	5.8	6.5	**2.7**	**2.2**
July 2007	3.1	5.8	**2.4**	**2.2**
August 2007	-0.1	4.3	**2.0**	**2.1**
September 2007	0.3	3.1	**2.8**	**2.1**

Notwithstanding the fact that oil is approaching the headline-grabbing level of $100 per barrel, we expect inflation to remain controlled, in part, as discussed earlier, because of the U.S. economy's lower oil intensity. However, our sensitivity analysis underscores the fact that even if the monthly CPI number is -0.1 percent in all three months of the fourth quarter, the year-over-year numbers will rise for the next several months before subsiding again towards the end of the first quarter and into the second quarter of next year. This is because the comparisons with the year-ago period are difficult, as two of the three months in the fourth quarter of 2006 recorded negative monthly inflation rates. Notwithstanding this arithmetical quirk, we expect inflation measures to remain contained.

The U.S. dollar declined to 73.9 in October, as measured by the Federal Reserve's trade-weighted major currencies index, shown in Exhibit J. We expect the dollar to continue to weaken, but in an orderly fashion. A slowing U.S. economy, falling interest rates, and the trade and budget deficits have all aligned to pressure the dollar downward.

In summary, even with the stronger-than-expected growth that has occurred in the two most recent quarters, we have left unchanged our quarterly estimates for U.S. real GDP growth through 2008. Encouragingly, these quarterly estimates translate to annual GDP growth of +2.7 percent in 2008, up solidly from this year's projected growth rate of +2.2 percent. Our projections for CPI inflation imply that 2007 and 2008 CPI will remain in a range between +2.5 percent and +3.0 percent. Full details of our economic assumptions are shown in Exhibit K.

MONETARY POLICY AND FIXED INCOME STRATEGY: waiting for godot (the fed)

Taxable bond yields fell during October and the yield curve flattened, as longer maturity securities outperformed shorter maturities. The yield curve had moved lower uniformly across maturities through October 30th. However, following the Federal Reserve's decision on October 31st to reduce the federal funds rate target by -0.25 percent (Exhibit L), taxable bond yields rose and gave back approximately half of the price gains achieved earlier in the month. Specifically, the yield for the 2-year maturity U.S. Treasury dropped by -0.07 percent and the yield for the 10-year maturity U.S. Treasury dropped by -0.12 percent to yield 3.92 percent and 4.47 percent, respectively.

The Lehman Aggregate Bond Index provided investors with strong returns during the month. The U.S. credit sector performed the best, both due to its longer duration as well as good results from industrial companies. The mortgage-backed sector also performed well, as government agency securities within the sector benefited from their higher credit quality. The Treasury sector underperformed, as investors viewed government agency mortgage and industrial corporate positions as attractive alternatives to Treasuries. The asset-backed sector was the worst performing sector, primarily due to investor concern over the credit quality of securities backed by home equity loans.

The Federal Reserve's October 31st decision to cut the federal funds rate target by -0.25 percent provided little reassurance to investors. While yields rose immediately following the Fed announcement, shorter maturity yields continued to fall throughout the first week of November. We continue to expect that additional cuts to the federal funds target rate will be necessary to minimize the economic fallout from a decline in prices for mortgage securities backed by adjustable rate mortgages and issued to lower credit quality borrowers. We also continue to believe that the Fed will favor adding stimulus to the economy at the expense of risking higher inflation. As such, we continue to focus on high quality securities that have the potential to outperform in a steepening yield curve environment.

Our forecasts for U.S. Treasury interest rates are provided in Exhibit M.

Municipal yields were more stable in October, following the volatility of the summer months. The Bond Buyer 40-Bond Index yield ended the month two basis points higher at 4.82 percent. Municipals generally earned around coupon rates of return for the month. Revenue bonds slightly outperformed general obligation issues and, more significantly, BBB-rated bonds outperformed higher credit-rated bonds, suggesting that investors might be starting to believe that the flight to quality in prior months was overreached. In particular, the industrial revenue sector performed best among revenue bond sectors, as the anticipated new issue supply of tobacco settlement revenue bonds was successfully absorbed, and the hospital sector also outperformed, on top of strong performance in August.

Two issues in the municipal market have been the subject of much discussion of late. The first is the Kentucky Department of Revenue versus Davis case which charges discrimination in the taxation of interest on bonds issued outside the state while allowing exemption of interest on bonds issued within the state. The case has risen through the courts to a hearing by the Supreme Court on November 5, 2007, with a decision not expected until some time in the first half of 2008. Despite the controversy, there has been little market impact as the direction of the Supreme Court decision is unclear. If the Supreme Court does rule that the differentiation in taxation between in-state and out-of-state issued bonds is discriminatory, then the decision to tax or exempt all income will likely revert to the states. To complicate matters further, there would also be the question of whether the taxation status of all previously issued municipal bonds would apply to bonds already outstanding or just on future issuance.

Total Returns To 10/31/07

	1 Mo.	3 Mos.	10 Mos.	12 Mos.
Lehman Index				
Aggregate	0.9%	2.9%	4.8%	5.4%
Treasury	0.8	2.9	5.7	5.9
Agency	0.6	2.9	5.2	5.8
Corporate	1.2	2.8	3.8	4.3
CMBS	0.1	2.6	3.4	3.9
Asset-Backed	0.5	1.3	3.5	4.1
Mortgage Pass-Through	1.0	3.1	4.8	5.7
5-Year Treasury	0.6	3.0	6.1	6.3
Municipal	0.5	1.5	2.4	2.9
5-Year Municipal	0.4	2.1	3.6	3.8
Revenue	0.5	0.9	1.4	2.0
Electric	0.2	1.2	1.5	2.0
Hospital	0.6	1.1	1.1	1.7
Housing	0.5	0.9	1.5	2.0
IDR/PCR	0.8	-2.5	-2.8	-2.0
Transportation	0.5	1.4	2.5	3.1
Education	0.5	1.4	2.1	2.7
Water/Sewer	0.5	1.6	2.4	2.9
Resource Recovery	0.5	1.2	2.0	2.6
Leasing	0.4	1.5	2.6	3.1
Special Tax	0.5	1.5	2.4	2.9
Insured	0.5	1.6	2.4	3.0
General Obligation	0.3	1.7	2.7	3.2
Prerefunded	0.5	2.0	3.5	3.8

Concern surrounding the financial strength (and potential ratings downgrades) of bond insurers is the other subject of discussion, as these entities are also suffering through sub-

prime loan write-downs. The stock prices of the major bond insurers that carry AAA claims ratings have declined by 50 to 75 percent from their highs while the stock prices of the lower rated bond insurers have declined by even more. We believe these concerns have created opportunistic dislocations in valuations to selected sectors of the municipal market. This is particularly true given that municipals historically have a very low default rate (much lower than that of corporates) and the underlying fundamental credit quality of the issuers has not changed.

FISCAL POLICY: Steady Improvement

September's budget surplus of $112 billion came in dramatically higher than the $56 billion surplus recorded in September 2006. However, most of the difference was explained by calendar effects, particularly with respect to outlays. Some expenditures were shifted into August this year as a result of the Labor Day holiday; additionally, outlays in September 2006 were abnormally large.

Nevertheless, September's surplus resulted in a deficit for fiscal 2007 of $163 billion (Exhibit N). This figure was significantly below both the Office of Management and Budget (OMB) and Congressional Budget Office (CBO) estimates at the beginning of this calendar year.

At $258 billion, as usual, the OMB has the high estimate for the deficit in fiscal 2008 which began in October. CBO is forecasting a deficit of $155 for fiscal 2008, almost unchanged from their estimate for the fiscal 2007 deficit. At least one private estimate of the fiscal 2008 deficit falls in the middle at $199 billion. Interestingly, most projections show the budget deficit deteriorating in fiscal 2009 and 2010 before rebounding to a small surplus in 2012 as a result of the expiry of the President's tax cuts.

EQUITY INVESTMENT STRATEGY: update on the subprime financial crisis

As we discussed in our Investment Outlook and Strategy report dated April 10, 2007 and updated on August 8, 2007, we have been monitoring several areas related to the spillover effects from the subprime segment of the mortgage market: 1) potential downward pressure on consumer spending; 2) risks to banks and other financial institutions; and 3) fear of a financial crisis on the scale of 1998 and 1987. Given the market turmoil that has occurred in the past few weeks, another update is appropriate.

With respect to consumer spending, the most recent quarterly growth rate, while slightly weaker than expected, was still quite strong at +3.0 percent. Nevertheless, as discussed earlier, while consumer spending has been sustained, risks continue that the weak residential real estate market will ultimately impact consumer outlays. First, while the auto sector has already been soft, it could easily spread to household durables (furniture and appliances). Perhaps more significantly, there are still significant waves of adjustable rate mortgages that are scheduled to reset to market rates during 2008. As this occurs, disposable income which could have been spent on discretionary items will become committed to a larger mortgage payment, thereby weakening

consumer spending. The Fed's future actions will undoubtedly influence this outcome.

The second concern regarding the risks to financial institutions has clearly been exacerbated since late summer. The positive news is that most financial institutions, and banks in particular, entered this currently difficult period with record high financial strength as measured by earnings, profitability and capital. The large write-downs taken by many banks and brokers in the third quarter have dented that financial strength. However, particularly for the banks because of the significant excess capital generated each quarter, most are able to replenish their recent depletions over the course of several quarters. We expect the subprime meltdown to continue to cause earnings difficulties for many financial institutions, almost certainly in the fourth quarter of this year and possibly in the first quarter of 2008.

The final concern is the possibility of a full blown financial crisis, which could threaten the financial system similar to the Long Term Capital Management crisis of 1998 and the stock market crash of 1987. While we do not underestimate the seriousness of the current situation, we do not expect it will result in a full blown financial crisis for several reasons. As previously mentioned, the financial sector entered this period in good financial health, which has allowed these companies to absorb the recent large losses without major concern regarding their financial viability. Additionally, the Federal Reserve is clearly monitoring these difficulties carefully. While the Fed is not interested in bailing out individual companies, they are keenly interested in ensuring that market dislocations don't become more severe than the financial system can bear. Moreover, unlike the economy, where a cut in the targeted fed funds rate can take months to trickle through, that same cut can very quickly restore liquidity to seized financial markets.

We expect the financial sector to manage its way slowly through its current travails, and we continue to monitor the situation very closely. The subprime meltdown, including all of its spillover effects in capital markets, has the potential to create a very precarious environment for selected financial institutions. This is particularly the case when the business models of banks and brokers are considered. Many of these institutions are levered at 10 to 15 times. This means the assets they hold exceed their capital by 10 to 15 times. The risks to such a business model are clear.

Not surprisingly, we continue to maintain an underweight in the financial sector and have broadly diversified the individual holdings in the category. While above-average earnings growth companies have outperformed over the past twelve months, we continue to find their outlook attractive based on their projected profit trends versus the market as a whole, and their valuation (see Exhibit O). Sit Investment Associates' client portfolios continue to be overweighted in the traditional growth sectors of electronic technology, health technology and technology services and we also are overweighting the energy sector. Exhibit P displays the attractive growth and valuation metrics of our principal domestic equity strategies that result from their current positioning.

Exhibit A

■ Sit Investment Associates ■

Securities Markets

EQUITIES	10/31/07	09/30/07	07/31/07	12/31/06	12/31/05	One Month	Three Months	Ten Months	22 Months
Dow Jones Industrials	13930.01	13895.63	13211.99	12463.15	10717.50	+0.2%	+5.4%	+11.8%	+30.0%
S&P 500	1549.38	1526.74	1455.27	1418.30	1248.29	+1.5	+6.5	+9.2	+24.1
NASDAQ OTC Composite	2859.12	2701.50	2546.27	2415.29	2205.32	+5.8	+12.3	+18.4	+29.6
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	3.92	3.99	4.56	4.81	4.39	-7 b.p.	-64 b.p.	-89 b.p.	-47 b.p.
5-Year Notes	4.16	4.25	4.61	4.69	4.35	-9	-45	-53	-19
10-Year Notes	4.47	4.59	4.77	4.69	4.39	-12	-30	-22	+8
30-Year Bonds	4.74	4.84	4.92	4.80	4.53	-10	-18	-6	+21
AA INDUSTRIAL									
Intermediate Maturity	5.49	5.79	5.72	5.37	5.06	-30	-23	+12	+43
Long Maturity	6.00	6.39	6.27	5.76	5.58	-39	-27	+24	+42
MORTGAGES									
Current Coupon GNMA (5.50%)	5.66	5.90	6.05	5.63	5.43	-24	-39	+3	+23
MUNICIPALS									
Bond Buyer 40-Bond Index	4.82	4.80	4.77	4.61	4.77	+2	+5	+21	+5
SHORT TERM									
Fed Funds	4.78	4.78	5.27	5.21	4.18	--	-49	-43	+60
Primary Discount Rate *	5.00	5.25	6.25	6.25	5.25	-25	-125	-125	-25
Prime Rate	7.50	7.75	8.25	8.25	7.25	-25	-75	-75	+25
13-week Treas. Bills-Disc.	3.80	3.78	4.82	4.89	3.99	+2	-102	-109	-19

* Primary Credit Discount Rate; effective 1/9/03.

Exhibit B

■ Sit Investment Associates ■

Changes in Group Leadership
Russell 3000 Index

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2005 Return	Year 2005 Rank	Year 2006 Return	Year 2006 Rank	YTD 2007 Return	YTD 2007 Rank	October 2007 Return	October 2007 Rank
NON-ENERGY MINERALS	**1.5**	**17.7 ***	**4**	**26.8 ***	**2**	**34.0 ***	**2**	**4.9 ***	**3**
PRODUCER MANUFACTURING	8.9	4.5	9	16.6 *	9	21.7 *	7	-0.1	14
ELECTRONIC TECHNOLOGY	**9.9**	**2.3**	**13**	**8.6**	**15**	**24.3 ***	**5**	**3.1 ***	**5**
CONSUMER DURABLES	1.5	-8.9	18	4.9	17	-4.5	17	2.8 *	8
ENERGY MINERALS	**8.1**	**30.8 ***	**3**	**24.0 ***	**4**	**28.3 ***	**3**	**3.0 ***	**6**
PROCESS INDUSTRIES	**2.8**	**-2.3**	**15**	**18.3 ***	**7**	**25.4 ***	**4**	**4.1 ***	**4**
HEALTH TECHNOLOGY	9.2	2.3	12	9.4	13	9.6	12	2.1 *	9
CONSUMER NON-DURABLES	6.7	5.9	8	17.8 *	8	13.4 *	10	1.8	10
INDUSTRIAL SERVICES	**3.2**	**38.9 ***	**1**	**11.6**	**11**	**36.1 ***	**1**	**-0.6**	**15**
COMMERCIAL SERVICES	1.7	4.0	10	14.8	10	-3.6	16	1.6	11
TECHNOLOGY SERVICES	6.1	2.2	14	10.9	12	24.2 *	6	13.5 *	1
HEALTH SERVICES	2.4	32.0 *	2	-0.6	18	11.5 *	11	1.4	12
CONSUMER SERVICES	5.0	-8.1	17	24.7 *	3	2.5	14	0.7	13
RETAIL TRADE	4.8	2.5	11	6.5	16	-1.3	15	-0.9	16
TRANSPORTATION	1.8	10.9 *	6	9.2	14	8.0	13	2.9 *	7
UTILITIES	4.0	15.1 *	5	21.6 *	5	17.3 *	8	6.4 *	2
FINANCE	18.8	6.3 *	7	19.7 *	6	-6.7	18	-1.4	17
COMMUNICATIONS	3.5	-2.3	16	36.4 *	1	15.3 *	9	-1.6	18
UNIVERSE (RUSSELL 3000)	100.0	6.2		15.7		10.8		1.8	
Groups Outperforming (cap weighted) to Total Groups		7/18		9/18		11/18		9/18	

* Group Outperformed

Source: Factset Research Systems

Exhibit C

■ Sit Investment Associates ■

Market Performance – Total Return

	December 31, 2004 to December 31, 2005			December 31, 2005 to December 31, 2006			December 31, 2006 to October 31, 2007			September 30, 2007 to October 31, 2007		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	7.4	16.2	3.9	2.7	7.3	4.7	24.1	25.3	18.3	4.0	3.4	4.6
Quintile 2	3.2	14.1	4.3	11.4	8.6	14.4	10.9	14.2	13.8	0.6	1.5	4.6
Quintile 3	4.6	14.1	5.6	17.2	17.5	20.8	4.7	11.5	5.4	2.4	2.6	2.5
Quintile 4	5.7	7.3	5.0	16.6	17.1	20.9	6.5	2.8	0.3	1.0	-0.2	1.6
Quintile 5 (Lowest)	4.6	12.5	3.1	29.8	26.4	24.9	11.7	3.2	-3.4	0.2	0.9	1.1
BETA SECTORS												
Quintile 1 (Highest)	-2.3	9.1	-1.1	12.8	9.1	16.3	16.3	22.4	12.0	1.2	4.0	2.6
Quintile 2	11.5	12.9	5.0	14.2	14.2	18.3	15.2	16.5	10.6	2.0	2.2	3.2
Quintile 3	6.0	13.1	7.6	19.0	20.5	21.1	11.1	7.0	5.4	2.4	0.7	3.0
Quintile 4	2.0	10.8	3.7	15.9	17.6	16.8	9.2	6.0	2.5	2.9	1.5	2.7
Quintile 5 (Lowest)	6.5	13.7	4.6	13.3	12.4	18.1	5.7	5.7	-0.4	0.1	-0.5	2.5
P/E SECTORS												
Quintile 1 (Highest)	-1.4	7.4	3.4	2.4	7.6	8.7	16.3	15.7	14.8	5.1	3.4	6.1
Quintile 2	0.7	11.7	-0.1	10.7	14.3	14.1	9.4	12.1	11.2	0.1	3.6	4.3
Quintile 3	5.5	12.2	5.1	16.6	17.7	19.9	17.1	11.8	7.5	5.1	2.7	3.7
Quintile 4	10.8	15.3	11.0	18.8	21.2	25.6	12.0	8.4	-0.2	0.8	0.0	0.3
Quintile 5 (Lowest)	8.9	17.2	8.6	23.9	16.8	25.0	3.2	8.6	-1.9	-1.6	-1.4	-1.5
No Earnings	-26.3	0.0	-6.7	-3.3	-5.3	14.7	13.5	5.6	2.5	3.5	-4.1	3.9
DIVIDEND YIELD SECTORS												
Quintile 1 (Highest)	2.0	9.1	0.8	24.2	26.4	26.9	3.9	1.5	-6.1	-0.9	-0.6	0.7
Quintile 2	5.9	12.0	6.2	19.8	16.2	19.6	10.7	5.1	-6.6	1.0	0.6	0.8
Quintile 3	6.8	17.9	6.3	14.7	16.7	17.0	16.3	14.3	4.1	3.0	2.0	0.7
Quintile 4	5.5	12.2	5.0	8.9	5.9	18.0	8.6	13.5	8.2	1.3	2.7	2.6
Quintile 5 (Lowest)	10.5	-24.3	14.5	8.4	10.6	17.4	16.6	17.6	11.4	4.4	2.4	4.1
UNIVERSE	4.9	12.6	4.6	15.8	15.3	18.3	10.9	11.3	6.1	1.6	1.6	2.9

Source: Factset Research Systems, November 2, 2007

Exhibit D

■ Sit Investment Associates ■

The United States Ranked 26th Out of 33 World Equity Markets
Year-to-Date Through October 31, 2007

PERFORMANCE IN U.S. DOLLARS				
Country	DJ Global, Indexes, US$ on 10/31/07	Change from 12/31/2006 points	percent	10/31/2007 Country Rank
Australia	563.25	162.69	40.62%	7
Austria	504.74	39.58	8.51%	28
Belgium	478.63	51.09	11.95%	25
Brazil	1903.09	835.79	78.31%	1
Canada	595.01	169.28	39.76%	9
Chile	536.02	142.34	36.16%	12
Denmark	648.98	143.28	28.33%	16
Finland	1800.51	593.88	49.22%	4
France	422.01	56.28	15.39%	23
Germany	397.06	94.26	31.13%	14
Greece	383.74	88.50	29.98%	15
Hong Kong	591.16	213.19	56.40%	2
Indonesia	180.33	52.37	40.93%	6
Ireland	604.98	-66.98	-9.97%	33
Italy	299.59	18.96	6.76%	30
Japan	115.97	0.21	0.18%	32
Malaysia	223.36	64.48	40.58%	8
Mexico	610.65	109.66	21.89%	21
Netherlands	476.76	74.92	18.64%	22
New Zealand	272.11	12.62	4.86%	31
Norway	545.85	143.49	35.66%	13
Philippines	218.47	58.55	36.61%	11
Portugal	341.47	71.10	26.30%	18
Singapore	342.48	93.12	37.34%	10
South Africa	405.94	86.66	27.14%	17
South Korea	363.30	122.13	50.64%	3
Spain	516.50	94.42	22.37%	20
Sweden	588.23	45.61	8.41%	29
Switzerland	631.03	53.48	9.26%	27
Taiwan	191.63	35.50	22.74%	19
Thailand	117.77	36.44	44.81%	5
United Kingdom	317.10	38.79	13.94%	24
United States	377.60	34.35	10.01%	26 ←
COMPOSITE INDICES				
Latin America	855.71	295.53	52.76%	
Western Europe	407.88	58.16	16.63%	
Asia/Pacific	171.42	25.26	17.28%	
World (ex U.S.)	291.11	48.06	19.77%	

Source: Dow Jones Company, November 1, 2007

Exhibit E

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

	3rd Qtr. 2004	4th Qtr. 2004	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006	1st Qtr. 2007	2nd Qtr. 2007	3rd Qtr. 2007
Personal Consumption Expend.	3.2%	3.7%	3.1%	3.4%	3.5%	2.8%	3.3%	3.0%	2.7%	3.4%	3.2%	2.9%	3.0%
Non-Residential Fixed Invest.	5.6	7.5	9.1	7.7	6.8	5.1	7.5	7.3	6.4	5.2	2.5	4.1	4.8
Residential Investment	8.8	6.7	7.0	6.2	6.9	6.4	4.8	-1.5	-8.5	-12.8	-16.5	-16.5	-16.4
Inventory Change (2)	++	++	++	--	--	-	--	++	++	--	--	--	--
Net Exports (3)	-17.3	-19.8	-13.7	-1.7	-0.2	-1.6	-2.5	-4.3	-4.9	7.0	4.4	8.4	13.8
Exports	9.9	7.4	6.4	7.1	6.9	7.0	8.4	7.4	8.4	9.3	6.6	7.1	9.6
Imports	12.4	11.5	8.8	5.3	4.6	5.1	6.3	6.4	7.2	3.7	2.9	2.0	2.0
Government Spending	1.3	0.7	0.6	0.6	0.9	0.9	1.8	1.8	1.2	2.5	1.2	1.9	2.7
TOTAL REAL GDP	3.2%	3.1%	3.2%	3.0%	3.2%	2.9%	3.3%	3.2%	2.4%	2.6%	1.5%	1.9%	2.6%
Memo													
Total GDP Less Housing and Autos	3.1	3.0	3.1	2.8	3.0	3.2	3.5	4.0	3.5	3.4	2.5	2.9	3.7
Pers. Cons. Exp. Plus Res. Invs.	3.5	3.9	3.4	3.6	3.8	3.0	3.4	2.7	1.9	2.2	1.8	1.6	1.7
After-tax Corporate Profits	33.3	29.1	38.3	32.8	28.8	29.7	11.8	16.7	19.5	8.0	4.3	4.3	N/A

Notes:

(1) Figures use chain-weighted GDP methodology.

(2) Percentage changes are not always meaningful; + or – denotes direction of change

(3) A decrease in the trade deficit has a positive impact on economic growth.

Exhibit F

■ Sit Investment Associates ■

The "Oil Intensity" Of The United States Has Nearly Halved Since 1979



Oil Intensity
(Oil Consumption Divided By Real GDP, 1980 = 100)
120
100
80
60
40
20
0
1960
1965
1970
1975
1980
1985
United States
China
Source: EIA; U.S. Census Bureau; SMRA calculations

Source: Stone & McCarthy Research Associates, Inc., October 24, 2007

Exhibit G

■ Sit Investment Associates ■

Existing Home Sales And Housing Starts Remain In Declining Trends


Existing Home Sales
(000s, saar)
7400
7200
7000
6800
6600
6400
6200
6000
5800
5600
5400
5200
5000
4800
4600
4400
4200
4000
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02
Sep02
Dec02
Mar03
Jun03
Sep03
Dec03
Mar04
Jun04
Sep04
Dec04
Mar05
Jun05
Sep05
Dec05
Mar06
Jun06
Sep06
Dec06
Mar07
Jun07
Sep07


Housing Starts
(mlns, saar)
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
Sep04
Dec04
Mar05
Jun05
Sep05
Dec05
Mar06
Jun06
Sep06
Dec06
Mar07
Jun07
Sep07

Source: Stone & McCarthy Research Associates, October 24, 2007 and October 17, 2007

Exhibit H

■ Sit Investment Associates ■

Trends in Technology Spending
(year-over-year change

	2Q06 Rev.	3Q06 Rev.	4Q06 Rev.	1Q07 Rev.	2Q07 Final	3Q07 1st Est.
A. Real (Inflation Adjusted)						
Total Nonresidential Invs.	7.3%	6.4%	5.2%	2.5%	4.1%	4.8%
Structures	7.0	11.6	12.4	10.2	12.4	12.8
Equipment & Software (E&S)	7.4	4.6	2.5	-0.5	0.7	1.4
Information Processing E&S	7.9	7.4	5.1	5.7	7.8	7.5
Computers & Peripherals	14.4	13.8	8.2	12.6	12.9	12.3
Software	3.0	3.4	3.3	4.2	6.4	7.4
B. Nominal						
Total Nonresidential Invs.	10.8%	10.0%	8.0%	4.7%	5.6%	5.6%
Structures	21.7	24.5	21.7	17.0	16.1	15.0
Equipment & Software (E&S)	6.9	4.8	2.9	0.0	1.4	1.7
Information Processing E&S	5.3	5.3	3.2	3.9	6.0	5.5
Computers & Peripherals	3.4	3.3	-2.4	5.3	5.3	3.9
Software	4.3	5.2	4.9	5.3	6.7	7.4

Source: Bureau of Economic Analysis, October 2007

Exhibit I

■ Sit Investment Associates ■

<u>Improvement In Trade Sector Can Benefit U.S. Real GDP</u>



Percentage points, annual rate
Index, 1997=100
Contribution of Net Foreign Trade to Real GDP Growth, Two-Year Moving Average:
Actual (left)
Trade weighted value of US dollar (right)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
130
120
110
100
90
80
70
60
50
40
30
70
75
80
85
90
95
00
05
Source: Department of Commerce.

Source: Goldman Sachs, October 12, 2007

Exhibit J

■ Sit Investment Associates ■

Nominal Major Currencies Dollar Index


Nominal Major Currencies Dollar Index
October 31, 2007
150
140
130
120
110
100
90
80
70
60
Strong $
Weak $
73.9
73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07

Country or Region Weights (1/2/07): Euro Area: 33.9% Canada: 31.9% Japan: 18.3% U.K.: 8.7% Switzerland: 2.7% Australia: 2.3% Sweden: 2.1%
Currency Appreciation (Y-T-D through 10/31/07): Euro Area: +9.6% Canada: +22.7% Japan: +3.3% U.K.: +6.1% Switzerland: +5.2% Australia: +17.6% Sweden: +7.4%

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro area, Canada, Japan, The U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages, while the currency appreciations in the table are based on month-end data.

Source: Federal Reserve Board and Sit Investment Associates, Inc.

Exhibit K

■ Sit Investment Associates ■

Economic Assumptions

	2006				2007				2008E			
	1Q	2Q	3Q	4Q	1Q	2Q	3QE	4QE	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	4.8	2.4	1.1	2.1	0.6	3.8	3.9	2.5	2.0	2.5	2.8	3.0
S&P 500 Reported Profits (Year-over-Year)	16.2	10.0	23.5	17.0	8.3	9.0	1.0	3.8	9.2	5.4	3.7	1.9
Consumer Price Index (Year-over-Year)	3.6	4.0	3.3	1.9	2.4	2.7	2.4	3.3	3.4	2.1	2.7	3.1
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	4.7	4.7	4.7	4.5	4.5	4.5	4.6	4.8	4.9	5.0	5.0	4.9
Prime Rate	7.4	7.9	8.3	8.3	8.3	8.3	8.2	7.6	7.3	7.1	7.0	7.0
13-week Treasury Bills-Disc.	4.4	4.7	4.9	4.9	5.0	4.8	4.4	3.8	3.7	3.8	4.0	4.0
10-year Treasury Bonds-Yield	4.6	5.1	4.9	4.6	4.7	4.8	4.7	4.5	4.4	4.6	4.7	4.8

Source: Sit Investment Associates, Inc., November 2, 2007

Exhibit L

■ Sit Investment Associates ■

Federal Reserve Cuts Federal Funds Rate 25 Basis Points
To 4.50 Percent On October 31st

Fed trims fed funds rate

The Federal Reserve cut its target for the federal funds rate, the interest that banks charge each other, by a quarter-point Wednesday:



6%
5%
4%
3%
2%
1%
0
1/2/01:
6.5%
Wed.:
4.50%
1/01
1/02
1/03
1/04
1/05
1/06
1/07

Source: Federal Reserve Bank of New York

By Julie Snider, USA TODAY

Text of the Fed's Statement on Cutting Interest Rates

Following is the text of a statement released by the Federal Reserve yesterday after the Fed's monetary policy panel, the Federal Open Market Committee, decided to lower interest rates by a quarter of a percentage point:

The Federal Open Market Committee decided today to lower its target for the federal funds rate 25 basis points, to 4.5 percent.

Economic growth was solid in the third quarter, and strains in financial markets have eased somewhat on balance. However, the pace of economic expansion will likely slow in the near term, partly reflecting the intensification of the housing correction. Today's action, combined with the policy action taken in September, should help forestall some of the adverse effects on the broader economy that might otherwise arise from the disruptions in financial markets and promote moderate growth over time.

Readings on core inflation have improved modestly this year, but recent increases in energy and commodity prices, among other factors, may put renewed upward pressure on inflation. In this context, the committee judges that some inflation risks remain, and it will continue to monitor inflation developments carefully.

The committee judges that, after this action, the upside risks to inflation roughly balance the downside risks to growth. The committee will continue to assess the effects of financial and other developments on economic prospects and will act as needed to foster price stability and sustainable economic growth.

Voting for the F.O.M.C. monetary policy action were: Ben S. Bernanke, chairman; Timothy F. Geithner, vice chairman; Charles L. Evans; Donald L. Kohn; Randall S. Kroszner; Frederic S. Mishkin; William Poole; Eric S. Rosengren; and Kevin M. Warsh. Voting against was Thomas M. Hoenig, who preferred no change in the federal funds rate at this meeting.

In a related action, the Board of Governors unanimously approved a 25 basis-point decrease in the discount rate, to 5 percent. In taking this action, the board approved the requests submitted by the boards of directors of the Federal Reserve Banks of New York, Richmond, Atlanta, Chicago, St. Louis and San Francisco.

Source: USA Today and The New York Times, November 1, 2007

Exhibit M

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns
From October 31, 2007

Risk Level/ Representative Issue	Interest Rate Forecast	TIME HORIZON: 6 Months – Terminal Yield	6 Months – Total Return	1 Year – Terminal Yield	1 Year – Total Return	3 Yrs (Ann. Return) – Terminal Yield	3 Yrs (Ann. Return) – Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	4.50%	0.9%	4.62%	2.6%	5.00%	3.3%
Present YTM 3.92%	Most Likely	3.75	2.3	4.00	3.8	4.50	3.6
	Optimistic	2.75	4.2	3.37	5.0	3.00	4.5
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	4.75	-0.5	5.00	0.5	5.50	2.4
Present 4.16%	Most Likely	4.00	2.8	4.25	3.8	4.75	3.4
	Optimistic	3.13	6.8	3.62	6.7	3.50	5.1
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	5.12	-2.8	5.37	-2.4	6.00	0.9
Present 4.47%	Most Likely	4.50	2.0	4.75	2.3	5.25	2.7
	Optimistic	3.62	9.3	4.00	8.4	4.00	5.7
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	5.50	-8.7	5.50	-6.3	6.50	-2.7
Present YTM 4.74%	Most Likely	4.87	0.3	5.00	0.8	5.50	1.3
	Optimistic	4.12	13.0	4.12	15.4	4.50	6.0

E-10/07
pp-101.doc

Source: Sit Investment Associates, Inc.

Exhibit N

■ Sit Investment Associates ■

2007 Federal Budget Deficit Trends Compared to 2006

	Receipts			Outlays			Surplus/Deficit		
	FY2006	FY2007	Diff	FY2006	FY2007	Diff	FY2006	FY2007	Diff
October	$149.5	$167.7	$18.2	$196.8	$217.0	$20.3	$(47.3)	$(49.3)	$(2.0)
November	138.8	145.9	7.0	221.9	218.9	(3.0)	(83.1)	(73.0)	10.0
December	241.9	260.0	18.1	230.9	218.0	(12.9)	11.0	42.0	31.0
January	230.0	260.6	30.6	209.0	222.4	13.3	21.0	38.2	17.3
February	112.9	120.3	7.5	232.1	240.3	8.2	(119.2)	(120.0)	(0.8)
March	164.6	166.5	1.9	249.8	262.8	12.9	(85.3)	(96.3)	(11.0)
April	315.1	383.6	68.6	196.2	206.0	9.7	118.8	177.7	58.8
May	192.7	164.2	(28.4)	235.6	231.9	(3.6)	(42.9)	(67.7)	(24.8)
June	264.4	276.5	12.2	243.8	249.0	5.2	20.5	27.5	7.0
July	159.8	170.4	10.7	192.9	206.9	14.0	(33.2)	(36.4)	(3.3)
August	153.9	166.5	12.7	218.6	283.5	64.9	(64.7)	(117.0)	(52.3)
September	283.3	285.4	2.1	227.1	173.8	(53.3)	56.2	111.6	55.4
FY To Date (12 Months)	$2406.7	$2567.7	$161.0	$2654.9	$2730.5	$75.6	$(248.2)	$(162.8)	$85.4

Source: Treasury Bulletin

Exhibit O

■ Sit Investment Associates ■

Corporate Profit Trends And Valuation Factors Favor Above-Average Growth Companies

Corporate Profits as % of GDP vs. S&P 500/Citigroup Growth Relative to Value



13%
12%
11%
10%
9%
8%
7%
6%
1.80
1.60
1.40
1.20
1.00
0.80
0.60
Profits as a % of GDP
Growth Relative to Value
1Q75
1Q78
1Q81
1Q84
1Q87
1Q90
1Q93
1Q96
1Q99
1Q02
1Q05
Profit % of GDP
Growth Relative to Value

Relative Price/Sales of Russell 1000 Growth vs. Value



4.00
3.50
3.00
2.50
2.00
1.50
1.00
12/31/1986
12/31/1987
12/31/1988
12/31/1989
12/31/1990
12/31/1991
12/31/1992
12/31/1993
12/31/1994
12/31/1995
12/31/1996
12/31/1997
12/31/1998
12/31/1999
12/31/2000
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
Price to Sales
Average

Source: Citigroup, November 2, 2007

Exhibit P

■ Sit Investment Associates ■

Equity Characteristics
October 31, 2007

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2007 Projected Gain	+23.7%	+23.3%	+31.5%	+12.4%	+23.5%	+9.7%	+7.2%
2008 Projected Gain	+18.7%	+21.2%	+24.6%	+11.6%	+17.9%	+7.9%	+6.4%
5-Year Projected Growth	+14.5%	+15.8%	+16.1%	+10.9%	+14.4%	+8.0%	+8.0%
Dividend Yield							
Equities Only	+1.1%	+0.9%	+0.2%	+2.4%	+1.2%	+1.8%	+1.8%
Total Fund	+1.2%	+0.9%	+0.4%	+2.5%	+1.2%	+1.8%	+1.8%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.6%	+16.7%	+16.3%	+13.3%	+15.6%	+9.8%	+9.8%
Wtd Avg Price/Earnings Ratio [2]							
2007 Calendar P/E	23.5x	25.5x	33.0x	17.4x	23.6x	17.3x	16.5x
2008 Calendar P/E	19.4x	20.1x	24.8x	15.4x	19.4x	16.1x	15.5x
Median Price/Earnings Ratio [2]							
2007 Calendar P/E	19.3x	20.2x	25.6x	18.0x	19.5x	N/A	17.5x
2008 Calendar P/E	17.5x	16.9x	20.6x	15.9x	16.7x	N/A	15.4x
Average P/E-to-5-Year Earnings Growth Ratio							
2007 Calendar PEG	1.6x	1.6x	2.1x	1.6x	1.6x	2.2x	2.1x
2008 Calendar PEG	1.3x	1.3x	1.5x	1.4x	1.3x	2.0x	1.9x
Wtd Avg Mkt Cap ($ Million)	$88,322	$9,881	$4,000	$87,980	$79,648	$111,626	$111,626

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis

Source: First Call, I/B/E/S, Frank Russell and Sit Investment Associates